Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports 2020 Q4 and full-year results

Announces 2021 financial targets, 5.1% dividend increase and capital investment acceleration of at least $1 billion to advance fibre and wireless network expansion over the next 2 years

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Net earnings increased 28.9% to $932 million in Q4 with net earnings attributable to common shareholders of $889 million, or $0.98 per common share, up 32.3%; Q4 adjusted net earnings of $731 million generated adjusted EPS of $0.81, down 5.8%

●	Achieved approximately 96% of 2019 service revenue and adjusted EBITDA in 2020 and sequential quarterly improvement in Q4 despite ongoing COVID-19 impacts
●	Adjusted EBITDA down 3.2% in Q4 on 2.8% lower revenue and 2.6% reduction in operating costs
●	92,928 total wireless postpaid net additions in Q4; postpaid mobile phone net additions of 86,590 up 27% year over year
●	Leading broadband wireline subscriber results in Q4: retail Internet net additions increase 25% to 44,512 with 12% Internet revenue growth; 21,106 IPTV net additions
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Over 6 million combined direct fibre and rural Wireless Home Internet locations at end of 2020, expected to grow to up to 6.9 million in 2021 with enhanced capital plan as Canada’s fastest 5G network doubles population coverage

●	Strong financial position with $3.8 billion of available liquidity at end of 2020
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Q4 cash flows from operating activities down 22% to $1,631 million; Q4 free cash flow of $92 million reflects $1.5 billion in capital investments, up 30% year over year; generated substantial free cash flow of $3.35 billion in 2020

MONTRÉAL, February 4, 2021 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2020, provided financial guidance for 2021 and announced a 5.1%, or $0.17 per share, increase in the BCE annual common share dividend to $3.50. The company also unveiled an ambitious broadband network acceleration program enabled by an additional $1 billion to $1.2 billion in capital investment over the next 2 years.

“Today, BCE is proud to announce a significant acceleration in network capital investment to support Canada’s recovery from the social and economic impacts of COVID-19 alongside a 5.1% increase in our common share dividend. These initiatives reflect our commitment to lead the buildout of Canada’s next-generation digital infrastructure while also delivering increased dividend returns to the shareholders who have invested in Bell’s strategy of broadband innovation and growth,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Bell’s solid fourth-quarter Q4 and 2020 results – including welcoming 147,000 net new retail Internet, IPTV and wireless customers in Q4 – underscore the advantages of fast, reliable and high-capacity networks in a challenging and competitive marketplace. Bell’s network leadership has kept Canadians connected, informed and entertained throughout COVID-19, with the round-the-clock support and ongoing investments in network capacity and digital platforms necessary to enable the business, government and front-line response to the crisis,” said Mr. Bibic.

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“Now, Bell looks forward to playing a key role in the country’s move forward with an acceleration of at least $1 billion over the next 2 years to deliver fibre connections, rural Internet services and the fastest 5G network to even more Canadians. Since 1880, Bell has led the way in ensuring Canada’s leadership position in the global communications sector, and our team is proud to advance how Canadians connect with each other and the world in 2021.”

KEY BUSINESS DEVELOPMENTS

Accelerating Canada’s best networks

Committed to being a key driver of Canada’s social and economic recovery, Bell today announced a capital investment acceleration of an additional $1 billion to $1.2 billion over the next 2 years to roll out its fast fibre, rural Wireless Home Internet (WHI) and 5G networks to even more Canadians. Bell plans to increase the number of new locations covered with fibre and WHI by as many as 900,000 in 2021 – bringing the combined footprint to up to 6.9 million homes and businesses by the end of the year – while doubling the population coverage of Canada’s fastest 5G network. Funded by proceeds from the sale of Bell data centres in 2020, the investment acceleration is in addition to Bell’s typical capital expenditures over the last decade of approximately $4 billion a year (growing to $4.2 billion in 2020 due to added investment in network capacity and digital platforms in response to unprecedented usage demand during the COVID crisis).

Bell continues to lead the way in connecting rural Canada with Wireless Home Internet, including launching an unlimited usage option for WHI customers this week. Bell significantly stepped up WHI expansion in 2020, including to rural Atlantic Canada and in response to COVID-19 demand, while also doubling Internet access speeds for most WHI customers. Bell’s 5G network was ranked Canada’s fastest in PCMag’s prestigious Fastest Mobile Networks Canada analysis, and now reaches more than 150 major urban areas and smaller communities across Canada with plans to double the footprint in 2021. Bell also helped accelerate broadband Internet rollouts throughout Québec with new measures simplifying access to support structures and a Centre of Excellence, and worked with Société de Transport de Montréal (STM) and industry partners to complete deployment of wireless service throughout Montréal’s metro transit system.

5G research leadership

Bell remains the #1 communications R&D investor in Canada according to Research Infosource’s latest annual ranking of the country’s top 100 investors in research and development. Bell and the University of New Brunswick have launched the Bell Research Intensive Cyber Knowledge Studies (BRICKS) program providing students with the opportunity to earn a Masters of Applied Cybersecurity along with research internships and a full-time job after graduation. Bell has also partnered with the Université de Sherbrooke to accelerate 5G research at its Interdisciplinary Institute for Technological Innovation, building on an earlier 5G alliance with Western University.

The most compelling content

Bell Media’s French-language Noovo television and digital network is delivering new investment in Québec media and fresh choice for viewers, including the new Le Fil news service launching next month. We further enhanced content creation and production resources through a new partnership with Montréal’s Grandé Studios while also significantly expanding sound stages and other facilities at Pinewood Toronto Studios. With 8 of the Top 10 programs in the fall season, CTV remains Canada’s most-watched network with growth in viewership throughout the season.

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iHeartRadio Canada introduced the adult contemporary MOVE Radio brand in 10 markets across the country.

Champion customer experience

Bell led the industry for a 5th consecutive year in significantly reducing customer complaints according to the annual report from the Commission for Complaints for Telecom-television Services (CCTS). With ongoing enhancement of digital capabilities including online fulfillment, self-serve and enhanced app functionality, more than 50% of total customer transactions are now conducted online. Following similar wins for the MyBell and Lucky Mobile self-serve apps, Virgin Mobile’s My Account was named the Best Telecommunications Mobile Application of the year at the 2020 MobileWebAwards.

Now more than ever: Bell Let’s Talk Day sets new records

Reflecting widespread recognition of the impacts of the COVID-19 crisis on the mental health of so many, Canadians set all-new records on Bell Let’s Talk Day 2021, sharing 159,173,435 messages of support for those who live with mental illness. With Bell donating 5 cents to Canadian mental health programs for each of these calls, texts and social media interactions, this unprecedented level of engagement grew our total Bell Let’s Talk funding commitment to date by $7,958,671.75 to $121,373,806.75. More than 160 Bell Let’s Talk flags were raised around the country and students at over 200 colleges and universities took part in virtual programs to share ideas for action, alongside the launch of the Bell Let’s Talk Post-Secondary Fund supporting implementation of the National Standard of Canada for Mental Health and Well-Being for Post-Secondary Students.

As part of Bell’s commitment to support diverse communities, Bell Let’s Talk announced the next 8 recipients of the Bell Let’s Talk Diversity Fund, which provides grants up to $250,000 to organizations advancing mental heath services for Black, Indigenous and People of Colour (BIPOC) communities in Canada. Bell Let’s Talk also announced new support for the QEII Foundation in Halifax, Montréal’s Sainte-Justine University Hospital Centre, national youth mental health organization Jack.org, and Brain Canada in a $4 million partnership with the federal government. Applications for 2021’s Bell Let’s Talk Community Fund, the special $2 million annual program supporting local and grassroots organizations providing community access to mental health care, are now open.

BCE RESULTS

Following BCE’s June 1, 2020 announcement that it had agreed to sell substantially all of its data centre operations, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. The transaction was completed in Q4 2020.

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Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2020	Q4 2019	% change	2020	2019	% change
BCE

Operating revenues	6,102	6,275	(2.8%)	22,883	23,793	(3.8%)

Net earnings	932	723	28.9%	2,699	3,253	(17.0%)

Net earnings attributable to common shareholders	889	672	32.3%	2,498	3,040	(17.8%)

Adjusted net earnings(1)(2)	731	784	(6.8%)	2,730	3,119	(12.5%)

Adjusted EBITDA(3)	2,404	2,484	(3.2%)	9,607	10,006	(4.0%)

Net earnings per common share (EPS)	0.98	0.74	32.4%	2.76	3.37	(18.1%)

Adjusted EPS(1)(2)	0.81	0.86	(5.8%)	3.02	3.46	(12.7%)

Cash flows from operating activities	1,631	2,091	(22.0%)	7,754	7,958	(2.6%)

Capital expenditures	(1,494)	(1,150)	(29.9%)	(4,202)	(3,974)	(5.7%)

Free cash flow(1)(4)	92	874	(89.5%)	3,348	3,738	(10.4%)

“In every successive quarter since COVID-19 began, Bell has delivered sequential quarterly improvement in our operating results, underscoring the stability and resiliency of our company and the strength of our financial position,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “As we enter 2021, our business fundamentals are sound, our competitive position remains strong and the Bell team’s ability to execute is proven. We are poised to succeed with a rock-solid financial foundation driving both our unparalleled national investment strategy and BCE’s higher common share dividend, and ready to deliver on the 2021 financial guidance targets we announced today.”

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BCE operating revenue in Q4 was $6,102 million, down 2.8% compared to Q4 2019, as COVID-19 continued to impact consumer and commercial activity, including wireless product sales and roaming volumes, media advertising demand and business customer spending. Service revenue declined 2.8% to $5,090 million and product revenue by 2.7% to $1,012 million. For full-year 2020, BCE operating revenue decreased 3.8% to $22,883 million with year-over-year declines of 3.6% in service revenue and 5.5% in product revenue.

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Net earnings in Q4 increased 28.9% to $932 million and net earnings attributable to common shareholders totalled $889 million, or $0.98 per share, up 32.3% and 32.4% respectively. Higher net earnings and net earnings per common share reflected the gain realized on the sale of Bell data centres to Equinix in Q4 2020, lower year-over-year non-cash media asset impairment charges and decreased income taxes. This was partly offset by lower adjusted EBITDA, increased depreciation and amortization expense, higher severance, acquisition and other costs, and higher other expense. For full-year 2020, net earnings decreased 17.0% to $2,699 million, and net earnings attributable to common shareholders were $2,498 million, or $2.76 per share, down 17.8% and 18.1% respectively.

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Adjusted net earnings in Q4 were $731 million, or $0.81 per common share, down 6.8% and 5.8% respectively, compared to $784 million, or $0.86 per common share, in Q4 2019. The decreases reflected lower adjusted EBITDA, higher depreciation and amortization expense and higher other expense due to the pick-up of equity losses from our minority interest investments. For full-year 2020, adjusted net earnings were $2,730 million compared to $3,119 million in 2019, and adjusted EPS was down 12.7% to $3.02.

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Adjusted EBITDA decreased 3.2% to $2,404 million in Q4, reflecting declines of 3.0% in wireless, 2.7% in wireline and 7.8% in media. BCE’s consolidated adjusted EBITDA margin decreased 0.2 percentage points to 39.4%, due to the flow-through of lower year-over-year revenue, partly offset by a 2.5% improvement in operating costs. For full-year 2020, adjusted EBITDA was down 4.0% to $9,607 million, while BCE’s adjusted EBITDA margin was essentially unchanged at 42.0% compared to 42.1% in 2019.

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Total BCE capital expenditures in Q4 increased 29.9% to $1,494 million for a capital intensity(5) ratio of 24.5%, compared to 18.3% in Q4 2019. This brought total 2020 capital expenditures to $4,202 million, up from $3,974 million the year before, representing a capital intensity ratio of 18.4% compared to 16.7% in 2019. Capital investment in 2020 focused on continued expansion of our broadband fibre network, the accelerated rollout of Wireless Home Internet to more rural locations, deployment of mobile 5G, the ongoing digital transformation of our operations – including online fulfillment, customer self-serve, automation tools and improved app functionality – and network capacity enhancements to manage unprecedented usage volumes during COVID-19.

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BCE cash flows from operating activities in Q4 were $1,631 million, down 22.0% from Q4 2019, reflecting lower adjusted EBITDA, higher income taxes paid due to the timing of instalment payments, and a reduction in cash from working capital driven mainly by growth in accounts receivable from increased consumer activity, including a higher volume of wireless equipment instalment plan sales, and the timing of supplier payments. For full-year 2020, BCE cash flows from operating activities totalled $7,754 million, down 2.6% compared to 2019.

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Free cash flow was down 89.5% in Q4 to $92 million, compared to $874 million the year before, due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, as well as higher capital expenditures. For full-year 2020, BCE free cash flow decreased 10.4% to $3,348 million.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Wireless operating revenue decreased 1.9% in Q4 to $2,408 million, and by 3.5% to $8,683 million for 2020, reflecting lower service and product revenues.
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Service revenue was down 2.5% to $1,554 million in Q4, due mainly to lower roaming revenue during COVID-19 and reduced data overage as customers adopt plans with higher data thresholds, including unlimited options. For full-year 2020, service revenue declined 3.2% to $6,169 million.

●	Product revenue decreased 0.7% to $854 million in Q4 and was down 4.4% to $2,514 million in 2020, the result of lower transaction volumes from reduced consumer activity during COVID-19.
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Consistent with the decline in high-margin service revenue, wireless adjusted EBITDA was down 3.0% to $903 million, yielding a 0.4 percentage-point decrease in margin to 37.5%. For full-year 2020, adjusted EBITDA decreased 3.3% to $3,666 million. However, wireless margin increased 0.1 percentage points to 42.2%, reflecting lower operating costs due to reduced sales activity.

●	Bell added 81,256 total net new postpaid and prepaid customers(5) in Q4, compared to 123,582 in Q4 2019. For full-year 2020, total postpaid and prepaid net additions decreased 48.8% to 263,721.
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Postpaid net additions totalled 92,928, down from 121,599 in Q4 2019. Overall market activity was impacted by reduced retail store traffic and transaction volumes during COVID-19, resulting in a 13.2% decline in postpaid gross additions. This was moderated by a 17

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basis-point improvement in postpaid customer churn(5) to 1.11%. For full-year 2020, postpaid net additions were 225,739, down from 401,955 in 2019, while customer churn decreased to 0.99%, our best annual postpaid churn rate result ever.

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Bell’s prepaid customer base decreased by 11,672 net subscribers in Q4, compared to a net gain of 1,983 in Q4 2019. The decline reflected lower overall market activity due to reduced immigration and fewer visitors to Canada during COVID-19, resulting in 16.8% fewer gross additions. Prepaid churn improved 0.35 percentage points to 4.79%. For full-year 2020, prepaid net additions decreased 66.5% to 37,982 on 5.4% fewer gross additions and a higher churn rate of 4.60%.

●	Bell’s total wireless customer base in 2020 increased 2.6% to 10,221,683, comprising 9,385,679 postpaid subscribers, up 2.5% over 2019, and 836,004 prepaid customers, up 4.8%.
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While blended average billing per user (ABPU)(5) decreased 3.9% to $64.71 in Q4, reflecting reduced roaming due to COVID-19 and ongoing contraction of data overage revenue driven by the adoption of big bucket and unlimited rate plans, this result represented a second consecutive quarter of ABPU improvement. For full-year 2020, blended ABPU decreased 5.4% to $67.69.

Bell Wireline

●	Total wireline operating revenue in Q4 decreased 1.3% to $3,095 million compared to Q4 2019 and by 0.9% to $12,206 million in full-year 2020.
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Service revenue was down 0.6% to $2,933 million in Q4, due mainly to ongoing declines in legacy voice, data and satellite TV services, reduced sales of business service solutions during COVID-19, and the non-recurrence of revenue from Q4 2019 generated from the federal election and bulk sales of international wholesale long-distance minutes. These impacts were partly offset by strong Internet revenue growth, driven by retail subscriber base expansion and flow-through of residential pricing changes over the past year. For full-year 2020, wireline service revenue declined 0.4% to $11,662 million.

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Product revenue declined 11.5% in Q4 to $162 million and by 9.9% in 2020 to $544 million. These decreases were due to lower data equipment sales to enterprise business customers as customers reduced or delayed spending during COVID-19.

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Wireline adjusted EBITDA decreased 2.7% to $1,312 million in Q4, driving a 0.6 percentage-point decline in margin to 42.4%. Wireline operating costs were relatively stable, improving 0.2% year over year, reflecting reduced commercial activity and discretionary cost savings during COVID-19. For full-year 2020, wireline adjusted EBITDA declined 2.2% to $5,246 million on 0.1% higher operating costs, yielding a lower margin of 43.0%, compared to 43.6% in 2019.

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Bell added 44,512 new retail Internet customers(5) in Q4, up 24.9% from 35,639 in Q4 2019. The increase reflected growth across all Bell Internet brands, driven by our expanded direct fibre and Wireless Home Internet footprints, and fewer deactivations as Canadians relied on fast and reliable Internet connectivity for remote work, entertainment and information during COVID-19. For full-year 2020, total retail Internet net additions grew 9.7% to 148,989.

●	Retail Internet customers totalled 3,704,590 at the end of 2020, an increase of 4.2% over 2019, building on Bell’s position as the leading Internet service provider in Canada.
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Bell TV added 21,106 new net retail IPTV subscribers(5), down from 22,039 in Q4 2019. The decrease was the result of reduced sales activity during COVID-19, Fibe TV and Alt TV market maturity, and ongoing over-the-top substitution, partly offset by lower customer churn and strong demand for the Virgin TV service launched in Q3 2020. For full-year 2020, total retail IPTV net additions were 39,191, compared to 91,476 in 2019. At the end of 2020, Bell served 1,806,373 retail IPTV subscribers, up 2.2% over 2019.

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●	Retail satellite TV net customer(5) losses improved 4.8% to 20,570 in Q4, and by 14.5% to 73,050 for full-year 2020, due to fewer customer deactivations during COVID-19.
●	At the end of 2020, Bell remained Canada’s #1 TV provider with a combined total of 2,738,605 retail IPTV and satellite TV subscribers, down 1.2% from 2019.
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Retail residential NAS(5) net losses improved 7.5% in Q4 to 53,759, reflecting fewer customer deactivations during COVID-19. Full-year 2020 retail residential NAS net losses totalled 213,551, an 18.9% reduction in losses compared to 2019 that resulted in an overall 7.9% year-over-year decline in Bell’s residential NAS customer base to 2,483,932.

Bell Media

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Media operating revenue decreased 10.0% in Q4 to $791 million, and by 14.5% to $2,750 million for 2020, due to decreased customer spending across all of our TV, radio, digital and out of home platforms, reflecting reduced commercial activity during COVID-19 as well as the impacts on major league sports and other live events.

●	The Q4 revenue result represented a second quarter of sequential improvement as advertiser demand increased with the start of the new fall TV season and more live sports broadcasts.
●	TSN was Canada’s #1 ranked sports channel for Q4 and full-year 2020, and RDS was the top non-news French-language specialty among adults 25-54 in Q4.
●	Noovo, Bell Media’s new TV and digital brand in Québec, increased primetime viewership by 6% and gained 1.5 percentage points in market share among adults A25-54 in the fall season.
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Subscriber revenue was also lower compared to Q4 2019, due to the timing of certain contract renewals with Canadian TV distributors that was partly offset by higher revenue from Crave streaming subscriber growth in 2020. Crave subscribers totalled approximately 2.8 million at the end of 2020, up 8% over 2019.

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Adjusted EBITDA decreased 7.8% in Q4 to $189 million, due to the flow-through impact of lower revenue. However, margin improved to 23.9% from 23.3%, reflecting a 10.7% reduction in operating costs, which encompassed delays or shutdowns in sports broadcasts and TV productions as well as reduced discretionary expenses. For full-year 2020, adjusted EBITDA was down 18.2% to $695 million, yielding a margin of 25.3% compared to 26.4% in 2019.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.875 per common share, payable on April 15, 2021 to shareholders of record at the close of business on March 15, 2021.

OUTLOOK FOR 2021

The table below provides our 2021 financial guidance targets. These ranges are based on our current outlook for 2021 taking into account the impact of COVID-19 on our 2020 consolidated financial results.

Due to uncertainties relating to the severity and duration of COVID-19, including the current resurgence and possible future resurgences in the number of cases, and various potential outcomes, our business and financial results could continue to be significantly and negatively impacted in 2021. Accordingly, there can be no certainty that any of our 2021 financial guidance targets will be achieved. The extent to which COVID-19 will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, including the development and distribution of effective vaccines and/or treatment options, as well as new information which may emerge concerning the severity, duration and resurgences of COVID-19

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and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions made by BCE in developing its 2021 financial guidance targets, as well as the principal related risk factors.

	2020 Results	2021 Guidance
Revenue growth	(3.8%)	2% – 5%
Adjusted EBITDA growth	(4.0%)	2% – 5%
Capital intensity	18.4%	18% – 20%
Adjusted EPS growth	(12.7%)	1% – 6%
Free cash flow ($M)	$3,348	$2,850 – $3,200
Annualized common dividend per share	$3.33	$3.50

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2020 results and 2021 financial guidance on Thursday, February 4 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 9050712#. A replay will be available until midnight on March 4, 2021 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 1001600#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q4 2020 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

(2) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does

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not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q4 2020		Q4 2019		2020		2019

	Total	Per share	Total	Per share	Total	Per share	Total	Per share

Net earnings attributable to common shareholders	889	0.98	672	0.74	2,498	2.76	3,040	3.37

Severance, acquisition and other costs	38	0.05	20	0.02	85	0.10	83	0.10

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share- based compensation plans	-	-	45	0.05	37	0.04	(101)	(0.11)

Net (gains) losses on investments	(3)	(0.01)	(18)	(0.02)	(46)	(0.05)	39	0.04

Early debt redemption costs	9	0.01	-	-	37	0.04	13	0.01

Impairment of assets	9	0.01	70	0.08	345	0.38	74	0.08

Net earnings from discontinued operations	(211)	(0.23)	(5)	(0.01)	(226)	(0.25)	(29)	(0.03)

Adjusted net earnings	731	0.81	784	0.86	2,730	3.02	3,119	3.46

(3) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2020 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)

	Q4 2020	Q4 2019	2020	2019

Net earnings	932	723	2,699	3,253

Severance, acquisition and other costs	52	28	116	114
Depreciation	872	854	3,475	3,458
Amortization	233	224	929	886
Finance costs
Interest expense	274	285	1,110	1,125
Interest on post-employment benefits obligations	11	16	46	63
Impairment of assets	12	96	472	102
Other expense (income)	38	18	194	(95)
Income taxes	191	245	792	1,129
Net earnings from discontinued operations	(211)	(5)	(226)	(29)

Adjusted EBITDA	2,404	2,484	9,607	10,006

BCE operating revenues	6,102	6,275	22,883	23,793

Adjusted EBITDA margin	39.4%	39.6%	42.0%	42.1%

(4) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2020	Q4 2019	2020	2019

Cash flows from operating activities	1,631	2,091	7,754	7,958

Capital expenditures	(1,494)	(1,150)	(4,202)	(3,974)

Cash dividends paid on preferred shares	(31)	(37)	(132)	(147)

Cash dividends paid by subsidiaries to NCI	(16)	(14)	(53)	(65)

Acquisition and other costs paid	2	7	35	60

Cash from discontinued operations (included in cash flows from operation activities)	-	(23)	(54)	(94)

Free cash flow	92	874	3,348	3,738

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(5) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2021 annualized common share dividend, BCE’s anticipated capital expenditures, including its two-year increased capital investment program to accelerate fibre, Wireless Home Internet and 5G footprint expansion, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 4, 2021 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 4, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve. Notably, it is assumed that the vaccine rollout proceeds largely as announced by

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governments and that Canada, other advanced economies and China achieve broad immunity by the end of 2021. In particular, we have assumed:

●

Strong rebound in economic growth after the first quarter of 2021 as the economy recovers from the significant impacts of the COVID-19 pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4% on average in 2021, following a decline of about 5.5% in 2020

●	Recovery of consumer confidence and elevated levels of disposable income
●	Strengthening business investment outside the oil and gas sector as uncertainty recedes
●	Employment gains expected in 2021, despite ongoing challenges in some sectors
●	Accelerating trend toward e-commerce
●	Low immigration levels until international travel and/or health-related restrictions are lifted
●	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

●

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid net additions
●	Continued growth of our prepaid subscriber base
●

Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 5G, Fourth Generation long-term evolution (4G LTE) and LTE-Advanced (LTE-A) devices and new data services

●

Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada, and expansion of LTE-A network coverage to approximately 96% of the Canadian population

●	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans
●

Unfavourable impact on blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic, reduced data overage revenue due to continued adoption of unlimited plans and the impact of a higher prepaid mix in our overall subscriber base

●	Increased adoption of unlimited data plans and installment payment plans

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●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed wireless-to-the-premise technology in rural communities
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of COVID-19 on many sectors of the economy.

●

Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

●	Continued scaling of Crave through broader content offering and user experience improvements
●	Investment in Noovo news and more French-language originals to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms
●	Enhanced market-leading attribution through our Strategic Audience Management tool (SAM)

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●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Continued monetization of content rights and Bell Media properties across all platforms
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2021:

●

Total post-employment benefit plans cost to be approximately $300 million, based on an estimated accounting discount rate of 2.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $25 million

●	Increase in depreciation and amortization expense of approximately $200 million to $250 million compared to 2020
●	Interest expense and payments of approximately $1,050 million to $1,100 million
●	An effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Total cash pension and other post-employment benefit plan funding of approximately $350 million to $375 million
●	Cash income taxes of approximately $800 million to $900 million
●	Average number of BCE common shares outstanding of approximately 905 million
●	An annual common share dividend of $3.50 per share

The foregoing assumptions, although considered reasonable by BCE on February 4, 2021, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2021 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2021 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, as well as other pandemic, epidemic and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory

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initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective IT systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters; and health concerns about radiofrequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2021 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2021 is incorporated by reference in this news release.

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About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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